HKN, Inc.

December 13, 2007

Jill S. Davis

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	HKN, Inc.
Form 10-K filed February 28, 2007
File No. 1-10262

Dear Ms. Davis:

This is in response to your comment letter of December 4, 2007 to Anna Williams, Vice President and Chief Financial Officer of HKN, Inc. (the “Company”) with respect to the above-referenced filing. On behalf of the Company, we have set forth below the comments in your letter of December 4, 2007 in italics with the Company’s responses to each.

Form 10-K for Fiscal Year Ended December 31, 2006

Risk Factors

Our financial condition may suffer if estimates of its oil and gas reserve information….page 7

1.              Please expand your disclosure to clarify that you also comply with US GAAP’s definition of proved oil and gas reserves.

RESPONSE:  The Staff’s comment is noted, and the Company respectfully requests to revise its risk factor language as indicated below commencing in its upcoming Form 10-K for the period ended December 31, 2007 in response to the Staff’s comment.

The proved reserve information set forth in this report is based on estimates we prepared in accordance with the definition of proved reserves set forth by Generally Accepted Accounting Principles.

2.              Please remove your references to the SEC on page 8.  The measures that you describe appear to be those that are determined based on the guidance in SFAS 69.

RESPONSE:  The Staff’s comment is noted, and the Company respectfully requests to revise its risk factor language as indicated below commencing in its upcoming Form 10-K for the period ended December 31, 2007 in response to the Staff’s comment.

Such estimates are prepared in Compliance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standard No. 69, and, as such, are based on prices and costs as of the date of the estimate, while future prices and costs may be materially higher or lower.  The Standard also requires that we report our oil and natural gas reserves using the price as of the last day of the year.

Deconsolidation of Global, page 22

3.              We note that you have reported certain information for 2005, and 2004 that you refer to as pro forma.  Please revise your filing to remove this disclosure as it does not appear to comply with Article 11 of Regulation S-X which permits the presentation of a pro forma income statement for the latest year-end and most recent interim period.  You may discuss revenues and direct operating expenses on a retroactive combined basis.

RESPONSE:  The Staff’s comment is noted.  The Company was seeking to provide clarity within MD&A by providing year to year comparisons on a retroactive basis associated with the deconsolidation of Global from its financial statements, and to present its MD&A disclosures on a basis consistent with the information considered by our management team. However, with respect to Article 11 of Regulation S-X and in respect of the Staff’s comments, the Company respectfully requests to revise its MD&A disclosures within its upcoming Form 10-K for the period ended December 31, 2007 in response to the Staff’s comment to remove our disclosures labeled pro-forma.

Quantitative and Qualitative Disclosures of Market Risk, page 39

4.              We note your disclosure on page 7 that “During 2006, [you] began engaging in the active management of investments in energy industry securities traded on domestic securities exchanges.”  Please expand your disclosure to categorize market risk sensitive instruments into instruments entered into for trading purposes and instruments entered into for purposes other than trading.  Within both the trading and other than trading portfolios, present separate quantitative information, to the extent material, for each market risk exposure category (i.e., interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market risk, such as equity price risk).  Refer to Item 305(a)(1) of Regulation S-K.

RESPONSE:  The Staff’s comment is noted. The Company respectfully requests to revise its quantitative and qualitative disclosures of market risk as indicated below in its upcoming Form 10-K for the period ended December 31, 2007 in response to the Staff’s comment.

   ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our oil and gas operations are exposed to market risks primarily as a result of changes in commodity prices.  Our derivative activities are subject to the management, direction and control of our Investment Committee (IC).  The IC is composed of our chief executive officer, the chairman of our board of directors, and one third-party consultant. Our risk management policies limit the exposure for investments made through HEMI to $20 million.

Instruments for Non-Trading Purposes:

Commodity Price Risk

Commodity derivatives are used to mitigate the price risk inherent in our oil and gas operations.  We have purchased put options to protect against significant decreases in commodity prices and will continue to consider various arrangements to realize commodity prices that we consider favorable.  As we have not designated these instruments as hedges, the carrying value and fair value at December 31, 2006 was $96 thousand. This remaining carrying value represents our maximum future losses for these instruments.

Foreign Currency Exchange Rate Risk

Our investment in Global is subject to foreign currency exchange rate risk as our ownership of Global’s ordinary shares are denominated in British sterling pounds. Also, our investment in Spitfire is also subject to foreign currency exchange rate risk as our ownership of Spitfire’s ordinary shares are denominated in Canadian dollars.  Any substantial fluctuation in these exchange rates as compared to the United States dollar could have a material effect on our balance sheet.

Instruments for Trading Purposes:

Equity Price Risk

Other derivative instruments are subject to equity price risk and are used solely for trading purposes to capitalize on volatility and to increase the return or minimize the risk of our trading portfolio. These financial instruments are entered into through a registered broker and are traded on domestic exchanges.

The following table summarizes our total potential obligations under our written derivative contracts as of December 31, 2006 (in thousands):

	Contractual Expiration		Total Notional/Maximum
	2007	2008	Amount	Fair Value
Written put options	$2,768	$3,135	$5,903	$391
Written call options	—	2,046	2,046	145
	$2,768	$5,181	$7,949	$536

We believe that the fair value of these contracts is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. With regard to most of our written call options, our exposure is limited to our basis in the underlying shares that we have purchased. We had one written call option at December 31, 2006 for which we did not own the underlying shares.

5.              We note that you have disclosed certain information regarding your commodity derivatives and certain written options that you held at December 31, 2006.  Please expand your disclosure to clarify the type of the risk for which you are providing disclosure and explain which disclosure option you have used to comply with the requirements of Item 305 of Regulation S-K.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its disclosures associated with commodity derivatives and written put options as indicated in Response 4 above commencing in its upcoming Form 10-K for the year ended December 31, 2007 and will utilize the disclosure alternative of tabular presentation of information related to market risk sensitive instruments; such information shall include fair values of the market risk sensitive instruments and contract terms sufficient to determine future cash flows from those instruments, categorized by expected maturity dates.

6.              Please disclose how you determined fair value of the written options.

RESPONSE:  The Company’s disclosure of its methods regarding the determination of fair value of its written options is disclosed in Critical Accounting Policies under Fair Value of Financial Instruments and Fair Value of Derivatives on pages 27 and 28 of the Form 10-K for the period ended December 31, 2006.

Financial Statements

Consolidated Balance Sheets, page 42

7.              Please separately state on the face of your balance sheet the aggregate costs of unproved properties.  Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for guidance.

RESPONSE: The Staff’s comment is noted.  The Company’s aggregate costs of unproved properties was $5.8 million at December 31, 2006.  The Company respectfully requests to revise its presentation of unproved property on the balance sheet in its upcoming Form 10-K for the period ended December 31, 2007 in response to the Staff’s comment.

8.               Please revise your presentation of minority interest to report it separately on the balance sheet outside of liabilities.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its presentation of minority interest on the balance sheet outside of liabilities in its upcoming Form 10-K for the period ended December 31, 2007 in response to the Staff’s comment.

Consolidated Statements of Cash Flows, page 45

9.              We note that you present Discontinued Operations as an operating cash flow.  Please note that SFAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category.  Therefore, please revise your presentation as appropriate.  Please visit our website at the following address under the topic heading Cash Flow Statements for further information on this area of financial reporting.

http://www.sec.gov/news/speech/spch120605jl.htm

RESPONSE:  Discontinued operations’ only material cash flows were operating.  The Company did not present cash flows from discontinued operations in the investing section or in the financing section of the Cash Flows Statement because there were no material cash inflows or outflows resulting from investing or financing activities of the discontinued operations.  Investing activity in the discontinued operations consisted of immaterial computer equipment purchased aggregating to approximately $38,000 during the year ended December 31, 2005.  There were no other investing or financing activities relating to the discontinued activities for either period ended December 31, 2005 or 2006.  In response to the Staff’s comments, the Company respectfully requests to revise its disclosure commencing in its Annual Report on Form 10-K for the year ended December 31, 2007 to reflect cash flows from discontinued operations as “net cash provided by discontinued operations from operating activities”.

Note 2 – Investment in Global, page 51

10.       We note your disclosure that states you are accounting for your 34% equity interest in Global using the cost method.  We further note your disclosure that indicates Global is able to provide you with financial results on a semi-annual basis. Please refer to paragraph 19(g) of APB Opinion 18, and tell us why you believe the cost method of accounting for this investment is appropriate.

RESPONSE:  We have provided our response to Question 10 in a supplemental letter dated December 13, 2007.

11.       Please modify your pro forma presentation to present the amounts as previously reported with a separate column identifying the adjustments made to arrive at a pro forma results.  Please refer to Rule 11-02(b)(4) of Regulation S-X for guidance.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its disclosures commencing within its upcoming Form 10-K for the period ended December 31, 2007 in response to the Staff’s comment to modify our disclosures to present tabular pro-forma adjustments in conjunction with Rule 11-02(b)(4) of Regulation S-X.

12.       We note you are using the guidance found in EITF 00-6 to account for various warrants.  Please clarify to us and in your document if you were consolidating Global during the entire period the warrants were outstanding.  We note your disclosure on page 51 that indicates you were required to consolidate Global as of March 31, 2006.  Please refer to paragraph 7 of EITF 00-6 for additional guidance.

RESPONSE: We were consolidating Global during the entire period in which these warrants were outstanding. All warrants were exercised during the year ended December 31, 2005 in which Global was fully consolidated into our financial statements. The Company respectfully requests to revise its disclosure commencing in its Annual Report on Form 10-K for the year ended December 31, 2007 to further clarify this disclosure.

Note 20 – Restatement of Consolidated Financial Statements, page 80

13.         We note your disclosures regarding the restatement matter.  We are unable to locate an Item 4.02 Form 8-K related to this restatement event.  Please explain why you have not timely filed a Form 8-K to notify investors that previously issued financial statements should not be relied upon.

RESPONSE:  In determining whether this restatement resulted in a material misstatement which required restatement of the financials and the filing of amended reports, the Company relied on the guidance provided by Staff Accounting Bulletin (SAB) 99 and SAB 108. Based on its analysis, the Company determined that the cumulative misstatement to the balance sheet at December 31, 2006 and the income statement for the year ended December 31, 2006 was material. Based on this finding, the Company was required to correct the error and complete further analysis of the materiality to each period to determine the method of such correction, whether it would be in the current filing or require amending and restating prior filings.

The SAB specifically states that correcting prior year financial statements for errors which are not material to the individual financial statements would not require amendments to be filed for these periods, but the Company would need to file amended reports for any period which would have been materially affected. If no period is found to be materially misstated, the correction should be made to the prior year financial statements the next time they are include in a filing and will be treated as an error correction in previously issued financial statements under SFAS 154. In assessing the materiality of errors in the prior year periods, the Company completed both a quantitative and a qualitative analysis.  In light of its analysis, the Company does not believe that the financial statements which were presented for any of the prior year periods were materially misleading. As such, all corrections were included in the current period filing. Accordingly, Item 4.02 of Form 8-K did not become applicable to this restatement.

Controls and Procedures, page 82

14.         We note your disclosures regarding the restatement event and the related timing of notice received from third parties that resulted in the restatement.  Please explain how you were able to conclude that your disclosure controls and procedures were effective as of the end of the period covered by your annual report.

RESPONSE:  As noted on page 82 of the Form 10-K, during the first quarter of 2006, the Company initiated a complete legal review of its major asset groups. As part of this review, the Company engaged a third-party firm to analyze its agreements and related documentation, conduct interviews with the Company’s land and operations departments and, at the conclusion of their review, provide their comments and observations for further follow up by the Company.  Through the second quarter of 2006, we had completed reviews of our interests in our operated Main Pass 35 field and our coalbed methane interest in Indiana and Ohio. No significant or material compliance issues were identified. In furtherance of this legal review planning and as remediation of the material weakness, we engaged a third party firm and commenced an additional similar comprehensive review of our remaining domestic operations agreements. We believe that all of the steps necessary to remediate any material weakness in our internal controls had been initiated early in 2006 and were in fact completed as of December 31, 2006.

Very truly yours,

By:	/s/ Anna M. Williams
Vice President – Finance and
Chief Financial Officer

Cc:	Mr. Kevin Stertzel, Division of Corporate Finance
Bruce Hallett, Esq.
Elmer A. Johnston, Esq.

SUPPLEMENT A

10.       We note your disclosure that state you are accounting for your 34% equity interest in Global using the cost method.  We further note your disclosure that indicates Global is able to provide you with financial results on a semi-annual basis.  Please refer to paragraph 19(g) of APB Opinion 18, and tell us why you believe the cost method of accounting for this investment is appropriate.

RESPONSE:

In order to properly account for our investment in Global, we gathered research from the following accounting literature to assist us with reaching the decision on the accounting treatment of Global.

a.

APB No. 18, “The Equity Method of Accounting for Investments in Common Stock”

b.	FIN No. 35, “Criteria for Applying the Equity Method of Accouting for Investments in Common Stock, an interpretation of APB Opinion No. 18”
c.	ARB No. 51, “Consolidated Financial Statements”
d.	FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities”

Under normal circumstances, we would treat Global as an equity method investment due to our ownership percentage, but we do not feel we have the ability to exercise significant influence over Global and cannot comply with the requirements of the equity method because:

e.               We cannot induce Global to provide to us financial information in order to translate Global’s financial statements (prepared under U.K. Generally Accepted Accounting Principles) to U.S. GAAP, which indicates that we do not have the ability to exercise influence over their operating and financial policies.

i.     APB No. 18, paragraph 14, footnote 4 states that the conditions set forth in paragraphs 2 and 3 of ARB 51 under which a majority-owned subsidiary should not be consolidated should also apply to the equity method.

a.               Paragraph 2 of  ARB 51 states:

“2. The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.  However, there are exceptions to this general rule.  A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary)”

b.              APB No. 18 also says that the presumption that a greater than 20% shareholder has the ability to exercise significant influence can be overcome by predominant evidence to the contrary

c.               FIN No. 35 sets out an examples of indications that an investor may be unable to exercise significant influence, which includes:

4.d. “The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial from investee that publicly reports only annually), tries to obtain that information, and fails”

2.               Based on the above constraints, we sent a letter to Global (Supplement B) formally requesting that they provide enough financial information to us to enable us to apply the equity method to our investment in Global on a US GAAP basis.

3.               We received a response letter (Supplement B) back from their Finance Director (and prepared in conjunction with Global’s external legal counsel) indicating Global cannot comply with our request.

f.                 APB No. 18, paragraph 19 (l) states that investments in equity securities with readily determinable fair values that are not accounted for under the equity method should follow FAS No. 115.

i.      Our investment in Global qualifies for accounting under FAS No. 115 because it is traded on the AIM Market of the London Exchange, a foreign market with a breadth and scope comparable to the NYSE or NASDAQ.

Based on the above summary of events and related accounting research, the Company is of the view that the treatment of its investment in Global under the cost method basis complies with required accounting guidance.

SUPPLEMENT B

May 18, 2006

Global Energy Development PLC

Attention: Ms. Jennifer Hance, Chief Financial Officer

580 Westlake Park Blvd.

Suite 750

Houston, Texas 76092

Dear Ms. Hance:

As you are aware, Harken Energy Corporation has commenced the deconsolidation of the results of operations of Global with those of Harken as of the quarter ending June 30, 2006. As of May 2006, Harken holds approximately 34% of Global’s issued and outstanding ordinary shares. In accordance with Harken’s 34% ownership interest, Harken intends to report its investment in Global on the equity method of accounting. Under the equity method of accounting, Harken’s investment in Global would be presented on a single line in the consolidated balance sheet. Likewise, Harken’s share of Global’s earnings would be reflected on a single line in the consolidated statement of operations.

For Harken to report its results of operations and financial condition on a timely basis in accordance with applicable federal securities laws and regulations, it will continue to need from Global, on a quarterly basis and within the time periods set forth on Exhibit A hereto, the financial and accounting information listed on Exhibit A hereto. Harken will also require access to Global’s financial and accounting personnel substantially in accordance with past practice.

Please contact the undersigned at your earliest convenience in order that we can determine a process for the transmission of the requested information in a manner that presents the least disruption for Global and its personnel.

Very truly yours,

/s/ Anna Williams
Anna Williams
Chief Financial Officer

180 State Street / Suite 200 / Southlake, Texas 76092

817-424-2424 / Fax 817-410-1884

Exhibit A

HARKEN ENERGY CORPORATION

REQUIRED FINANCIAL DOCUMENTATION AND SUPPORT FROM GLOBAL
ENERGY DEVELOPMENT PLC

Harken Energy Corporation will require the following detailed information from Global Energy Development PLC on a monthly, quarterly or annual basis to comply with US reporting laws, regulations and guidelines. The information will be required by the twelfth business day of the following month.

Monthly

•                  Consolidating balance sheet and income statements with quarter-to-quarter variance explanations

•                  Supporting schedules for interest and amortization on convertible notes

•                  Any necessary adjusting entries to the financial information submitted

•                  Stock option activity, including new grants, modifications of any terms, exercises and forfeitures

•                  Common stock activity, including new issuances, repurchases and board-approved changes to authorized shares

•                  Copies of any new debt or equity arrangements

•                  Availability of financial personnel for additional explanation on any of the above items

Quarterly (in addition to the information required monthly)

•                  Oil and gas property additions by project with estimated future development costs and reserves

•                  All resolutions and Minutes from board meetings (including audit, compensation and nominating committees)

•                  Estimated retirement costs for any oil and gas property additions

•                  Any changes to previously submitted retirement costs, including payments during the current period

•                  Copies of all new significant contracts or agreements

•                  All source documents affecting in any material respect Global’s financial operations and results.

•                  Certification from Global management regarding the completion and accuracy of the information provided to Harken.

Annually (in addition to the information required monthly and quarterly)

•                  Year-end reserve report

June 1, 2006

Ms. Anna Williams

Vice President &

Chief Financial Officer

HARKEN ENERGY CORPORATION

180 State Street, Suite 200

Southlake, Texas 76092

RE:     Your letter dated May 18, 2006

Dear Ms. Williams,

Having duly considered Harken Energy Corporation’s (“Harken”) request for financial and related information on Global Energy Development PLC’s (“Global”) operations and results contained in the referenced letter and after consulting with Global’s counsel in London, Norton Rose, Global has determined, for a number of reasons, that it cannot comply with Harken’s request. As you are aware, Global is a publicly traded company on the Alternative Investment Market of the London Stock Exchange. As such, Global is subject to various regulations and restrictions with regard to the dissemination of non-public information to selected parties.

If Global were to selectively disclose the unpublished price sensitive information requested by Harken, it would commit an offence under section 118(3) of the Financial Services and Markets Act 2000 of the United Kingdom (“FSMA”) (among other possible offences). Further, such a disclosure would make Harken itself an insider for the purpose of FSMA. As an insider, Harken would become subject to the restrictions of section 118 FSMA which (among other things) would prohibit Harken from disclosing the same information and also from dealing in Global’s shares.

Additionally, the monthly publication of financial information for the benefit of one shareholder would, of course, be a drain on Global’s resources (including management time and the significant annual cost of utilising numerous professional advisers each month) and therefore unlikely to be in the best interests of Global or its shareholders and thus, likely to be a breach of the directors’ fiduciary duties. It might also be regarded by the market as an unduly onerous commitment for an AIM listed company,

580 WestLake Park Blvd., Suite 650 • Houston, Texas 77079 • Tel 281.504.6400 • Fax 281.504.6451

The provisions relating to market abuse set out in section 118 FSMA are equally applicable to any person with inside information (i.e. unpublished price sensitive information), including any of Global’s directors, officers and employees (regardless of their past or current affiliations with Harken). Each of such individuals would be barred from disclosing the inside information, as he or she would be an ‘insider’ under FSMA. The information provided to such individuals by Global would be provided to them solely in their capacity as directors, officers or employees of Global and none of them may disclose this information to Harken, even if they act in a dual capacity as directors or employees of Harken.

In the past Harken’s position as a parent company with a controlling interest in Global and shared administration of Global’s financial operations, could and did allow it to direct Global’s disclosure policies and efforts (including releasing information for purposes of consolidation into Harken’s financial reports and the related efforts and risks associated therewith vis-à-vis U.K. regulations). Harken’s reduced investment in Global, termination of controlling interests, and termination of any shared administrative services with Global, however, now mandate that Global strictly comply with the regulations applicable to it and to take all efforts that Global’s board and management deem in the best interests of all of Global’s shareholders.

Global acknowledges and appreciates Harken’s investment in Global. Global looks forward to continuing to be responsive to the concerns of all its shareholders and, as appropriate, to disclose to its shareholders timely information with the intent of serving the best interests of Global and its shareholders. Thank you for your interest and participation in Global’s future.

Please feel free to call me if you would like to discuss this further.

Sincerely,

GLOBAL ENERGY DEVELOPMENT PLC

/s/ Jennifer D. Hance
Jennifer D. Hance
Finance Director

cc:       Stephen C. Voss, Managing Director

June 27, 2006

Global Energy Development PLC

Attention: Ms. Jennifer Hance, Chief Financial Officer

580 Westlake Park Blvd.

Suite 750

Houston, Texas 76092

Dear Ms. Hance:

I acknowledge receipt of your letter date June 1, 2006 provided in response to Harken Energy Corporation’s (“Harken”) request for certain of Global Energy Development plc’s (“Global”) financial and operations data. Harken takes note of Global’s position with regard to Harken’s data requests.

With due regard to Global’s position as expressed in your June 1, 2006 letter, however, Harken has no choice but to request that Global provide Harken with more detailed rationale in support of Global’s response. More specifically, Harken requests that Global identify those facts and circumstances that have changed since Global last provided Harken with the information Harken requires to complete its statutorily mandated reporting.

Given that Harken’s second quarter 2006 is about to come to a close and since Harken must abide by statutorily mandated timelines for completing and filing its quarterly reports, your prompt response to this urgent request is appreciated.

Very truly yours,

/s/ Anna Williams
Anna Williams
Chief Financial Officer

180 State Street / Suite 200 / Southlake, Texas 76092
817-424-2424 / Fax 817-410-1884

July 14, 2006

Ms. Anna Williams

Vice President &

Chief Financial Officer

HARKEN ENERGY CORPORATION

180 State Street, Suite 200

Southlake, Texas 76092

RE:     Your letter dated June 27, 2006

Dear Ms. Williams,

In response to your letter referenced above, Global reiterates that it cannot provide non-public information on a selected basis to Harken or any other shareholder. Because Global is committed to being responsive to shareholder concerns, however, it is important to describe the circumstances that have changed since Global last provided Harken with information as requested. Those circumstances include the following:

As reflected in Global’s public announcements and filings, the Global board of directors was recently expanded to 6 members. One of the new directors, a member of the House of Lords of the United Kingdom, is extremely focused on not deviating in any respect from the restrictions imposed on Global regarding the disclosure of nonpublic information. This same director now heads Global’s audit committee and has taken an active role in the oversight of the committee’s functions and obligations.

Harken’s request for non-public information has been duly considered and discussed at the management and board levels of Global, and there is unanimous position that Global will not selectively disclose information. As public records and announcements reflect, Global has other significant shareholders including Lyford Investment Enterprises (16%), Fidelity (15%), and Merrill Lynch (3%), and those shareholders are not receiving any non-public information.

We appreciate Harken’s understanding of Global’s legal obligations as an entity registered in the United Kingdom, and we continue to appreciate Harken’s investment in Global.

With Kind Regards,

/s/ Jennifer D. Hance
Jennifer D. Hance
Finance Director

580 WestLake Park Blvd., Suite 650 • Houston, Texas 77079 • Tel 281.504.6400 • Fax 281.504.6451